

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3561

September 3, 2009

Mr. Jerry Pearring
Chief Executive Officer
Global Beverage Solutions, Inc.
1606 NW 23rd Ave.
Fort Lauderdale, FL 33311

      Re: **Global Beverage Solutions, Inc
Item 4.01 Form 8-K
Filed April 17, 2009
File No. 0-28027**

Dear Mr. Pearring:

      We have completed our review of your Item 4.01 Form 8-K and have no further comments at this time.

      Sincerely,

      Dave Walz
      Staff Accountant
      Office of Beverages, Apparel and
      Healthcare Services